Curtis, Mallet-Prevost, Colt & Mosle llp

Attorneys and Counsellors at Law
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November 1, 2007
VIA EDGAR AND FACSIMILE
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Carmen Moncada-Terry, Attorney Advisor

Re:	Century Aluminum Company
Definitive Proxy Statement on Schedule 14A
Filed April 23, 2007
File No. 000-27918
Ladies and Gentlemen:
     On behalf of Century Aluminum Company, a Delaware company (the “Company”), we are providing this letter in response to the comments raised in the letter dated September 26, 2007 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”)to Mr. Logan W. Kruger, President and Chief Executive Officer of the Company. Set forth below are the Company’s responses to the Staff’s comments. To facilitate your review, each Staff comment, as set forth in the Comment Letter, is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response from the Company.
Certain Relationships and Related Transactions, page 11
Approval of Transactions in 2006, page 11
1.	We refer you to Item 404(a) of Regulation S-K. Elaborate on the market prices of alumina and/or its by-products purchased and sold to Glencore during 2006. Specifically, please clarify why you reference the “approximate market” prices of the transactions. Identify the percentage of transactions at market price. Where there were divergences, explain the process of approval of such transactions and the dollar amount of the divergence if required by Item 404(a) of Regulation S-K.

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     Response:
     Primary aluminum is an internationally traded commodity and its price is effectively determined based on the price for primary aluminum on the London Metal Exchange (“LME”). Because of market supply imbalances within the United States, products delivered to U.S. customers are sold at a premium to the LME price (the “Midwest Premium”). This premium generally relates to (1) the additional transportation cost foreign suppliers have to incur to deliver aluminum to the U.S. market and (2) the relative demand existing in the other two short supply markets, being Europe and Japan. Additionally, premiums are charged for adding certain alloys to aluminum for use in specific applications and for casting aluminum into specific shapes, such as extrusion billet or rolling slab. The market price for alumina, which is the primary raw material used in the production of primary aluminum, is also based on the LME price for primary aluminum.
     In 2006, the Company purchased $181.1 million of alumina from Glencore under long-term alumina supply contracts at prices that were based on the LME price for primary aluminum. The Company believes that 100% of the alumina purchased under these contracts was purchased at market prices. The Company also purchased $4.5 million of alumina from Glencore in May 2006 on a “spot” basis. The Company determined the market price for the spot alumina it purchased based on a survey of suppliers at the time that had the ability to deliver spot alumina on the specified terms. Based on this survey, the Company believes that 100% of the spot alumina purchased from Glencore in 2006 was purchased at market prices.
     In 2006, the Company sold $180.5 million in primary aluminum under the Company’s long-term sales contracts with Glencore at prices based on the LME price for primary aluminum, as adjusted to reflect the Midwest Premium. Additionally, the Company received $79.0 million in tolling fees from Glencore in 2006 under a tolling contract that provides for delivery of primary aluminum produced at the Company’s Nordural facility. The fee paid by Glencore under this tolling contract is based on the LME price for primary aluminum, as adjusted to reflect the reduced European Union import duty paid on Icelandic primary aluminum. The Company believes that 100% of the transactions with Glencore under these contracts were at market prices.
     In 2006, the Company also sold $3.9 million in primary aluminum to Glencore on a “spot” basis. The Company determined the market price for the spot aluminum it sold based on a survey of potential buyers that were able to purchase the aluminum where and when available and that met the credit requirements of the Company. Based on this survey, the Company believes that all spot sales of primary aluminum to Glencore in 2006 were made at market prices.
     The Company refers to the “approximate market” prices of transactions with Glencore based upon the method used for determining the market price of purchases and sales on a “spot” basis, as described above. The Company believed it was appropriate to

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qualify its reference to market prices because the price surveys it conducted in connection with spot purchases and sales were limited in scope. In future filings, the Company will expand its disclosure to include the basis for any determination that spot purchases and sales are made at market prices whenever such determination is made based on similar surveys. In future filings, the Company will also specify the percentage of transactions with Glencore that were not made at market prices, if any, and where there were divergences, will explain the process of approval of such transactions and the dollar amount of the divergences.
2.	Please clarify whether any of the purchases and sales referenced in 2006 would fall under the category of transactions that are deemed to be within the ordinary course of transactions with Glencore in accordance with the new written related party transaction policy enacted in March 2007.

Response:
     Other than transactions pursuant to long-term contracts that were previously approved by the Company’s Audit Committee, all transactions with Glencore in 2006 fell within the category of transactions with Glencore that are deemed to be in the ordinary course under the Company’s new written related party transaction policy adopted in March 2007.
     Although not required to do so under the related party transaction policy adopted in March, 2007, the Company’s Audit Committee or a special committee of independent directors, reviews and approves all transactions with Glencore, including those that are ordinary-course transactions under the policy. Accordingly, in 2006 the Audit Committee or a special committee of independent directors reviewed and approved all ordinary course transactions with Glencore that were not otherwise subject to review, approval or ratification under the Company’s related party transaction policy. The Company discloses on page 11 of the definitive proxy statement, and will disclose in future filings, whether all transactions with Glencore are approved by the Audit Committee or a special committee of independent directors.
2006 Director Compensation, page 7
3.	You refer to changes made to director compensation in August 2006. Concisely describe the changes made and address the rationale in instituting them.

Response:
In August 2006, the Company’s Compensation Committee approved the following changes to non-employee director compensation:

–	the annual retainer for non-employee directors was increased from $25,000 to $35,000;

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–	the annual retainer for the Chairman of the Audit Committee was increased from $5,000 to $10,000;

–	the Lead Director of the Board receives an additional annual retainer of $25,000; and

–	the Chairman of each of the Compensation and the Governance and Nominating Committees receives an additional annual retainer of $5,000.
     Prior to August 2006, the annual retainer paid to non-employee directors had not changed since December 1999. During the time period from 1999 to 2006 the growing size and scope of the Company’s operations significantly increased the demands on the Company’s directors. To compensate the non-employee directors for the increase in their responsibilities and to further the Company’s desire to continue to attract and retain qualified individuals to serve as directors, the Compensation Committee approved these changes to the compensation paid to non-employee directors. The Committee did so in part in reliance on a survey report by Integis, Inc. of comparable companies’ director-compensation practices.
     In future filings, where there have been changes in non-employee director compensation, the Company will describe the changes made and address the rationale in instituting them, doing so where such disclosure is required or appropriate under the Commission’s rule and regulations.
Stock Options, page 8
4.	Please clarify whether the annual grant of stock options is subject to change from year to year. If yes, discuss the factors the compensation committee considers in determining the appropriate level of options granted to directors in a given year.

Response:
     Under the Company’s Amended and Restated 1996 Stock Incentive Plan, the Company’s Compensation Committee or the Board is authorized to grant options to the Company’s non-employee directors.
     The annual grant of 3,000 options is subject to change, but has not changed since January 2003, at which time the grant was increased from 2,000 to 3,000 options as a means to increase directors’ equity positions in the Company. The Company’s Compensation Committee determines the amount of the annual grant as part of the overall compensation of the non-employee directors.
     In future filings, the Company will clarify that the annual grant is subject to change from year to year. In addition, as we advised in our response to Comment No. 3 above, for any year where there has been a change in the annual grants of options to non-

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employee directors, the Company will describe the changes made and the rationale therefor, doing so where such disclosure is required or appropriate under the Commission’s rule and regulations.
Executive Compensation, page 13
Compensation Discussion and Analysis, page 13
Our Process for Executive Compensation, page 14
5.	Please provide an enhanced discussion of the information required by Item 402(b)(1) of Regulation S-K. For example, while you indicate that the objectives of your compensation program are focused on retention and attraction of executives, your disclosure in the paragraphs that follow suggests the committee also structures the program to focus on “pay-for-performance,” particularly with respect to performance that promotes the business objectives of the company. Please clarify these concepts and how you apply them in practice. Similarly, with respect to Items 402(b)(1)(v)-(vi) of Regulation S-K, please clarify how you determine amounts earned pursuant to a minimum first year bonus and how these minimum bonuses fit into the objectives and philosophy of the compensation program. Please revise your disclosure accordingly.

Response:
     As the Company discloses in the third paragraph on page 14 of the definitive proxy statement, the Company’s overall compensation program is designed to provide executives in an average year with total compensation at or around the mid-range of the total compensation paid for comparable positions within the surveyed companies. The Company believes that providing competitive compensation and rewarding its executives for performance is necessary to attract and retain talented executives and managers. The approach taken by the Compensation Committee is to use data from the surveyed companies to establish a baseline of compensation at or around the mid-range, and then to assess company and individual performance to determine the degree to which an executive’s compensation should be increased or decreased around that baseline. The Company is thus “paying for performance,” doing so by way of the Compensation Committee assessing and deciding the degree to which an executive should be rewarded for his or her performance.
     As further disclosed under “Our Compensation Programs — Short-Term Annual Cash Incentive Awards,” “— Long-Term Incentive Compensation” and “— Performance Shares” on pages 16 — 18 of the definitive proxy statement the Compensation Committee awards discretionary annual bonuses and special bonuses, and retains discretion to determine the achievement of performance targets for three-year performance share awards in order to reward short-term and long-term performance.

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     The Compensation Committee has determined that, based on the Company’s business (i.e., a cyclical commodity business) and the Company’s position in its industry, executive performance is best measured through a combination of (1) strategic goals, and (2) operational and financial goals. The nature of the strategic goals (which are set in terms of specific targets with regard to acquisitions, expansions, and securing long-term contracts for power, labor and alumina) is such that measurement and assessment of performance against those goals is subject to the Committee’s subjective evaluation. The measurement and assessment of performance under the operational and financial goals is subject to adjustment by the Committee based on market forces, such as price changes in the LME and Midwest premium prices for aluminum (such adjustment being contemplated and allowed under the Implementation Guidelines and the company’s Amended and Restated 1996 Stock Incentive Plan). In addition, the Committee retains discretion to determine that no award shall be payable.
     The Committee has determined that retaining discretion and using such discretion as set forth above, is necessary to assure that management is appropriately rewarded for performance.
     In future filings, the Company’s enhanced disclosure of the purposes and application of the different elements of compensation will discuss the relationship between the stated objective of attracting and retaining talented executives and managers and the “pay for performance” elements. In future filings, the Company also will provide enhanced disclosure regarding the Committee’s evaluation of the achievement of performance goals, the bases upon which the Committee determined actual awards under the annual bonus and performance share award programs, and the degree to which the Committee will continue to exercise its discretion in setting such awards.
     With respect to minimum first year bonuses, the Company discloses under “Short-Term Annual Cash Incentive Awards” on page 16 of the definitive proxy statement that providing minimum first year bonuses allows newly hired executive officers to have some certainty as to their minimum total compensation, which assists the Company in attracting the executives. Where applicable in future filings, the Company will add disclosure that any minimum first year bonus is based on negotiations of the employment agreement for a newly-hired executive. In addition, where applicable, the Company will provide disclosure of the relationship between the minimum bonus included in the employment agreement and the actual bonus.
6.	Please refer to Item 407(e)(3)(iii) of Regulation S-K and clarify the respective roles of any consultants engaged during the prior fiscal year. It appears you made use of data provided by Pearl Meyer and Partners, engaged Mr. Schreiber in his capacity as a consultant and engaged Mr. Schreiber’s company, Integis Inc. in 2006 as compensation consultants. Please describe the nature and scope of the respective assignments and the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagement.

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Attorneys and Counsellors at Law	Page 7	November 1, 2007
     Response:
     With respect to 2006, the Company discloses under “Role of Compensation Consultants” on pages 15 -16 of the definitive proxy statement that the Company has used the services of Mr. Schreiber and Integis to recruit executive officers. In addition, the Company discloses that it has used Mr. Schreiber and Integis to provide data showing executive and director compensative practices and information. As disclosed, Mr. Schreiber is the managing director and owner of Integis.
     In order to obtain additional resources and insights into executive compensation, in addition to the resources provided by Mr. Schreiber and Integis, the Committee has, in the past, retained a nationally-recognized compensation consulting firm to provide the Committee with a more in-depth and formal review of its compensation objectives, philosophy, programs and compensation decisions. As disclosed, the Committee retained Pearl Meyer and Partners to perform this review and furnish its report in late 2005. For compensation decisions made in 2006, after reviewing and discussing the Pearl Meyer and Partners report, the Committee determined that its compensation philosophy, programs and historical decisions were appropriate and therefore did not make any changes. In determining 2006 cash bonus award levels and 2007 base salary adjustments, the Committee retained Mr. Schreiber to update the compensation data produced by Pearl Meyer and Partners. In doing so, Mr. Schreiber relied on publicly available data from the Conference Board and other resources.
     In future filings, the Company will clarify the respective roles of Pearl Meyer and Partners, Mr. Schreiber and Integis, and any other compensation consultant engaged by the Company and/or the Committee, and will describe the nature and scope of their respective assignments and the material elements of the instructions or directions given to the consultants.
7.	Revise to identify all, rather than a select few, of the 17 companies against which you benchmark compensation. Also disclose whether you benchmark all elements of compensation against the entire group or whether there is a subset of companies within the group against which you benchmark particular elements of compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

Response:
     For 2006, the Committee benchmarked total direct compensation, being base salary, annual cash bonus, and long-term incentive compensation, at the mid-range of the benchmarked companies. (The Committee did not use a subset of these companies.) In future filings, the Company will identify the names of all companies against which it benchmarks executive compensation, as well as more specific information about the public-company compensation surveys that the Compensation Committee uses. The Company will further disclose specific information about any proprietary-database surveys that it uses, doing so to the degree permitted by the providers and owners of such

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proprietary-database surveys; and also to the degree that such disclosure would not result in competitive disadvantage to the Company, as and to the extent permitted under the rules and regulations of the Commission. In addition, the Company will disclose whether the Committee benchmarks all elements of compensation against an entire group of surveyed companies, or whether there is any subset of companies within the group against which the Committee benchmarks particular elements of compensation.
8.	You disclose that you target total compensation at the mid-range of the companies surveyed. Disclose for each element of compensation the targeted percentile and disclose in each fiscal year the actual percentile of compensation paid for each element. If there are divergences from the targeted percentile, discuss the reasons for the divergence.

Response:
     For 2006, the Committee targeted total direct compensation (i.e., the aggregate of base salary, annual cash bonus and long-term incentive compensation) at or around the mid-range of the companies surveyed. As disclosed in the fourth paragraph on page 14 of the definitive proxy statement, because the Committee retains discretion in making annual bonus awards and in determining the vesting of performance share units, the Committee retains the ability to make appropriate adjustments, if necessary, to adjust total direct compensation.
     In future filings, as applicable and material, the Company will consider disclosing the targeted percentile or percentile range for each element of total direct compensation, as well as total direct compensation, and the actual percentile paid for each element, as well as for total direct compensation. In addition, as applicable and material, if there are material divergences from a targeted percentile, the Company will include disclosure discussing the reasons for the material divergence. The Company, through the Compensation Committee, intends to continue to place its emphasis on total direct compensation, and how that total compares with the midrange for total direct compensation in the benchmark companies surveyed by the Committee.
Our Compensation Programs, page 16
9.	You provide little discussion and analysis of the effect of individual performance on compensation despite disclosure suggesting it is a factor considered by the committee. For example, on page 15, you indicate that evaluation of individual performance in light of individual goals established for each named executive officer, plays a role in the recommendations the Chief Executive Officer provides to the committee. Similarly, you disclose that individual performance factors into base salary adjustments and cash incentive compensation awarded to an officer. Please provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee

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considered in its evaluation, and if applicable, how you weighted and factored them into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Response:
     As a general matter, because each of the named executive officers is a corporate officer with corporate-level responsibilities (as compared to a business unit head), the performance criteria established by the Compensation Committee apply to all named executive officers (and other senior-level corporate officers), and an individual executive’s performance is judged in large measure on the basis of his or her contribution to the achievement of corporate-level performance; i.e., his or her contribution as one of the few members of the Company’s small senior-executive team.
     In addition to evaluating an executive’s performance in the context of performance by the management team as a whole, the Compensation Committee also assesses and evaluates performance by each executive on an individual basis. The result is that performance and related rewards are assessed and determined with respect to each executive’s role in producing overall corporate results and performance, and also the executive’s individual contribution to the management team.
     Accordingly, as disclosed in the second paragraph under “Our Compensation Programs — Short-Term Annual Cash Incentive Awards” on pages 16-17 of the definitive proxy statement, the Committee makes adjustments based on its subjective evaluation of individual performance. In addition, as noted above, the Committee may make adjustments, based on Committee exercise of its discretion, to provide an executive with total direct compensation that the Committee believes is appropriate.
     Finally, the Committee may award “special” bonuses where the Committee determines, based on its exercise of discretion, that the Company has been the beneficiary of a “special event” brought about by the efforts of its management which have significantly exceeded expectations. The Committee, when it exercises its discretion to determine that a special bonus is warranted because a special event has occurred, will further use its discretion to determine which executives have had a role in causing that special event to occur, and the degree to which each of such executives should be rewarded by way of a special bonus. The granting of special bonuses is not common. The Committee has awarded them only in 1999 and 2004. For 2006, the Committee did not award any “special” bonuses.
     In future filings, the Company will clarify the effect of individual performance on executive compensation. In addition, in future filings, the Company will provide enhanced disclosure to describe and analyze, as applicable, how individual performance was factored into compensation decisions.
10.	Revise the Compensation Discussion and Analysis to sufficiently capture material differences in compensation policies with respect to individual named executive officers.

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See Section II.B.1 of Commission Release No. 33-8732A. For example, it appears that there are wide disparities in the terms of the negotiated base salaries awarded to the chief executive officer relative to the other named executive officers. In addition, based on the description of the employment agreements on page 26, it appears that Messrs. Kruger’s and Gates’ base salaries are not subject to reduction in base salary in any amount yet you may reduce Messrs. Bless’ and Nielsen’s salaries so long as the reduction is not beyond a specified floor. Also, the Chief Executive Officer received a notably higher discretionary bonus amount in fiscal 2006 relative to the other named executive officers. Please provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.

Response:
     The Company does not believe that the compensation policies or decisions for any of its named executive officers are materially different than for any of the Company’s other officers. The Company believes that the higher base salary and the resulting possibility of higher annual bonus and long-term performance share opportunities of the Company’s Chief Executive Officer reflect the Committee’s assessment of the Chief Executive Officer’s experience, level of responsibility and potential contribution to the Company’s growth and profitability, and is supported by the Company’s benchmarking of comparable companies’ chief executive officers’ compensation. Moreover, the Chief Executive Officer’s base salary (as well as the base salaries of the Executive Vice President and Chief Financial Officer, and the Executive Vice President, General Counsel and Secretary) was based on arms-length negotiations with a new hire, and as such reflect a compensation level that the Company encountered in the marketplace for the executive talent that the Company sought to retain.
     In future filings, the Company will clarify that the employment agreements for each of Messrs. Kruger, Bless and Nielsen include the same provision providing that their base salaries are not subject to reduction beyond the stated amount of their starting base salary levels for the preceding year.
     We note the Staff’s comment that the Company’s Chief Executive Officer received a higher discretionary bonus in 2006 relative to the other named executive officers. We would like to advise the Staff that the Chief Executive Officer received a bonus equal to 75% of his base salary, and all other continuing named executive officers received a bonus of 70% of their base salaries at the time of the award. Because Messrs. Bless and Nielsen commenced their employment on January 23, 2006 and May 1, 2006, respectively, their base salaries and annual bonuses were prorated. In future filings, the Company will clarify its disclosures concerning the determination of the Chief Executive Officer’s annual bonus in relation to the other executives’ annual bonuses.

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Performance Shares, page 17
11.	Describe for each named executive officer the targeted percentage of base salary or percentage of base salary that you may award in the form of short-term cash incentive awards or performance units. Also disclose the actual percentage awarded to a named executive officer in 2006.

Response:
     As disclosed in the third full paragraph on page 14 of the definitive proxy statement, our compensation programs are established to provide our officers in an average year with total direct compensation that, on average, is targeted at or around the mid-range of total compensation of comparable companies. Accordingly, based on the Company’s benchmarking of total compensation at comparable companies, annual cash bonuses are awarded in furtherance of our compensation goals. However, as disclosed in our response to Comment No. 9 above, the Committee, in its discretion, makes adjustments to provide an executive with total compensation that the Committee believes is appropriate, and in doing so, may make adjustments based on a subjective evaluation of individual performance. The Committee does so with reference to the Company’s Annual Incentive Plan, which has an award range of 35% - 100% of base salary. In 2006, actual short-term cash incentive awards for 2006 as a percentage of base salary at the time of the award were within this range and were as follows: 75% for Mr. Kruger; 70% for Mr. Bless; 70% for Mr. Gates; 70% for Mr. Nielsen (Mr. Nielsen’s award being prorated based on his joining the Company during the year); and 70% for Mr. Schneider.
     In 2006, the Company awarded performance share units for the 2006-2008 program period under the Company’s Long Term Incentive Plan, doing so based on the following percentages of the named executive officers’ base salaries: Mr. Kruger — 90%; Mr. Bless — 80%; Mr. Gates — 80%; Mr. Nielsen — 75%; and Mr. Schneider — 70%. Based on the Committee’s evaluation of Company performance relative to strategic, operational and financial goals, the Committee determined that performance share units for the 2004-2006 program period under the Long Term Incentive Plan vested at 65% of the performance awards.
     In future filings, to the degree warranted by the rules and regulations of the Commission, the Company will include, where material, more detailed disclosure of the targeted and actually awarded percentages of base salary for each named executive officer under the Company’s annual incentive and long term incentive. In addition, the Company will discuss the reasons for any material variance between target and actual awards.
12.	Please disclose all qualitative and quantitative strategic, operational, and financial goals that are tied to your incentive compensation programs. Your disclosure indicates that there are additional undisclosed strategic and operational/financial goals that you consider in determining compensation related to the 2006-2008 performance period.

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Moreover, although you have disclosed the category of financial metric established as a goal, you have not provided the quantitative target within each category. Please disclose the percentage target increases in free cash flow or operating income that you established for the 2006-2008 period. To the extent you believe that this disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure under Instruction 4. In this regard, general statements regarding the level of difficulty or ease associated with achieving corporate goals are not sufficient. In discussing how difficult it will be for the company to achieve the target goals, please provide as much detail as necessary without providing information that would result in competitive harm.

Response:
     The Company believes that its disclosure regarding awards under its incentive compensation programs properly discloses “all material elements of the registrant’s compensation of the named executive officers” within the meaning of Item 402(b)(1) of Regulation S-K. As the Company notes in its response to Comment No. 5, the Compensation Committee has determined that, based on the Company’s business (i.e., a cyclical commodity business) and the Company’s position in its industry, performance is best measured by a combination of (1) strategic goals and (2) operational and financial goals. The nature of performance with respect to the strategic goals (which are set in terms of specific targets with regard to acquisitions, expansions, and securing long-term contracts for power, labor and alumina) is subject to the Committee’s subjective evaluation. The degree to which performance is measured and assessed with respect to operational and financial goals is subject to adjustment by the Committee based on market forces, such as price changes in the LME and Midwest premium prices for aluminum (such adjustment being contemplated and allowed under the Implementation Guidelines and the company’s Amended and Restated 1996 Stock Incentive Plan). In addition, the Committee retains discretion to determine that no award shall be payable. The Committee has determined that retaining this discretion, and using this discretion as set forth above, is necessary to assure that management is appropriately rewarded for performance. Because the Committee exercises substantial discretion in assessing the level of performance, the Company respectfully submits that disclosing additional specific criteria, all of which are subject to adjustment or subjective determination by the Committee, is not required.
     In future filings, where specific quantitative or qualitative performance-related targets are material, the Company will disclose such targets or otherwise comply with the requirements of Instruction 4 to Item 402(b) of Regulation S-K.

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13.	Please refer to Instruction 2 to Item 402(b) which notes that there may be circumstances in which discussion of prior actions may be necessary to place disclosure regarding compensation within the appropriate context. In this regard, you disclose the 50% and 65% vesting level of performance share awards for the 2003-2005 and 2004-2006 performance periods respectively. Although you indicate that the committee assessed the degree to which the company had “accomplished the relevant strategic and operating goals and its financial results,” please elaborate on why the committee determined the respective vesting levels were appropriate by reference to the actual level of achievement relative to the targets initially established and any other material factors considered.

Response:
     The Company respectfully submits that the Committee’s year over year assessment of the Company’s achievement of the relevant strategic, operational and financial goals for the 2003-2005 performance program period versus the 2004-2006 performance program period is not material to the disclosure of 2006 executive compensation in its 2007 definitive proxy statement, nor is it necessary to “give context to the disclosure provided” for 2006 executive compensation, as contemplated by Instruction 2 to Item 402(b). Three-year program period vesting awards are determined separately for each three-year period without regard to vesting decisions for any other three-year period. In addition, as discussed in the responses to Comments Nos. 5 and 12, the Committee exercises substantial discretion in determining the vesting levels of performance share awards.
Grants of Plan-Based Awards, page 25
14.	Please disclose the vesting schedule of the service-based awards made to Mr. Nielsen and whether they are dividend-eligible. Please see Item 402(e)(iii) of Regulation S-K.

Response:
     For both Messrs. Bless and Nielsen, their respective one-time grants of 20,000 and 15,000 service-based performance shares awarded under their employment agreements provide for vesting of 33-1/3% on each of the first, second and third year anniversaries of January 22, 2006 in the case of Mr. Bless and May 1, 2006 in the case of Mr. Nielsen. Mr. Bless’ and Mr. Nielsen’s service-based performance awards accrue dividend equivalents if the record date for any ordinary cash dividends declared or paid on shares of the Company’s common stock is prior to the forfeiture or the vesting of their respective service based performance awards. The Company has not paid dividends since the second quarter of 2002. In future filings, the Company will disclose the vesting schedule of service-based performance share awards, as well as whether the awards accrue dividend equivalents.

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Post-Employment Compensation, page 28
15.	We refer you to disclosure in footnote (g) to the directors’ compensation table in which you reference the “Implementation Guidelines” to your 1996 Plan. Similarly, in the footnotes accompanying the summary compensation table, you reference the Implementation Guidelines with respect to Messrs. Beckley and Kitchen. You also discuss the application of the guidelines in determining the vesting of performance-based shares following the termination of these officers. Please provide a detailed discussion in this section describing the guidelines, how you utilize them and their relevance to understanding potential payments and the discretion the compensation committee may exercise with respect to potential post-employment payments made to each of the named executive officers.

Response:
     The Company notes that the Implementation Guidelines (as amended through June 8, 2006) were filed as an exhibit to the Company’s Current Report on Form 8-K filed on June 14, 2006. The Implementation Guidelines set forth the Committee’s policies respecting the granting of performance share awards and the Committee’s assessment for determining vesting of performance share awards. The Company believes that it adequately discloses these policies, subject to the clarifications that the Company will include in future filings in response to Comments Nos. 5 and 12, above. As the Staff notes in this Comment No. 15, the Company discloses in footnote (g) to the directors’ compensation table and in the footnotes to the Summary Compensation Table that awardees of performance share awards are entitled to post-termination vesting based on their period of employment during the performance program period. Section 6.C. of the Implementation Guidelines provides that in the event of death, permanent disability or retirement of an awardee in any year following a grant, the awardee shall be entitled to receive a portion of the award, in the year following death, permanent disability or retirement, equal to the amount of the award multiplied by a fraction, the numerator of which is the number of weeks of full employment during the performance program period and the denominator of which is 156. This provision is not subject to the Compensation Committee’s discretion and is applicable only where an executive dies, becomes permanently disabled, or retires. In future filings, where applicable, the Company will include more detailed disclosures of these post-retirement payments.
2006 Potential Payments upon Termination or Change of Control Table, page 30
16.	Describe and explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the employment agreements and various post-termination arrangements. Although you have provided a table presenting the total amounts payable upon termination caused by varying triggering events, you should disaggregate from the total and separately identify the components of the total figure to facilitate shareholders’ understanding of how you derived the total. Describe the multiple of base salary and bonus the named executive

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officers would be eligible to receive under varying termination scenarios. Additionally, you disclose that an executive may receive a lump sum severance amount in a change of control that is equal to “two to three times, as the case may be, the aggregate of the highest base salary and highest bonus received by such executive officer.” Please provide a discussion of why you have chosen to pay various multiples of the components of compensation and the reasons for any variances in the multiples of base and bonus awarded to the named executive officers. Similarly, provide a discussion of why vesting of equity awards is accelerated under various triggering events for each of the named executive officers. Please refer to Item 402(b)(l)(v) and 402(i)(3) of Regulation S-K.

Response:
     The Company’s Compensation Committee determines the appropriate payment and benefit levels under the Company’s agreements with, and plans covering, its senior executive officers, including the multiples of base salary and bonus to be paid to the Company’s named executive officers upon various termination events, doing so in the manner described under the heading “Our Process for Executive Compensation” on pages 13 and 14 of the Company’s definitive proxy statement. In accordance with the procedures described therein, the Committee may provide for different levels of payments and benefits among the Company’s named executive officers after taking into account each executive’s individual responsibilities, comparative compensation information provided to the Committee by its compensation consultants, and the Company’s compensation objectives, as articulated in the CD&A section of the Company’s definitive proxy statement.
     In future filings, the table that presents the total amounts payable to Company’s named executive officers upon a termination of employment will separately identify the components of the total amount payable for each of the various triggering events, in order to facilitate shareholders’ understanding of how the total was derived. Additionally, the Company will describe the multiple of base salary and bonus each named executive officer would be eligible to receive under varying termination scenarios. Where applicable, the Company will also explain the reasons for any variances in the multiples of base and bonus awarded to its named executive officers. Although the acceleration of vesting of equity awards in various circumstances is generally provided for under the terms of the Company’s equity incentive plan, and is therefore applicable to all participants in the plan, the Company will describe any variances in vesting rights applicable to its named executive officers.
     In connection with responding to the Staff’s comments, the Company acknowledges that:
–	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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–	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

–	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions or comments relating to this letter, kindly contact the undersigned at 212-696-6918.

Very truly yours,

/s/ Jeffrey N. Ostrager

Jeffrey N. Ostrager

cc:	Logan W. Kruger, Century Aluminum Company
Robert R. Nielsen, Century Aluminum Company
William J. Leatherberry, Century Aluminum Company